*AB 3/11

15048435

U... SECURITIES AN... ...ON
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-34176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EJ Sterling, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Broad Street, 6th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Abbruzzese 516-858-4766
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co, PC
(Name - *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/13/15

OATH OR AFFIRMATION

I, Robert Costomiris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EJ Sterling, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2-27-2015

Notary Public

MATTHEW J. KING
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4632906
Qualified in Westchester County
Certificate Filed in New York County
My Commission Expires October 31, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EJ Sterling, LLC

(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Statement of Financial Condition
December 31, 2014

EJ Sterling, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Index
December 31, 2014

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Of EJ Sterling, LLC

We have audited the accompanying statement of financial condition of EJ Sterling, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. EJ Sterling, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of EJ Sterling, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 27, 2015

EJ Sterling, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	71,448
Commissions receivable		28,674
Receivable from clearing organization		366,339
Deposit with clearing organization		15,000
Property and equipment		26,532
Prepaids and other assets		108,555
Total assets	$	616,548
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	115,554
Commissions payable		243,385
Deferred rent payable		24,256
Total liabilities		383,195
Commitments and Contingencies		
Member's Equity		233,353
Total liabilities and member's equity	$	616,548

See accompanying notes to the statement of financial condition

1. Organization and Summary of Significant Accounting Policies

EJ Sterling, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has an office in New York, New York and derives revenue mainly in the form of commissions from the sale of stocks traded on various stock exchanges.

The Company is incorporated in the state of Indiana. The Company is a wholly owned subsidiary of JPED Holdings, LLC ("the Parent"). The Company registered to do business in the State of New York and Florida and began operations as a broker-dealer on December 1, 2011.

In January 2014, the Company changed its name to EJ Sterling, LLC pursuant to a tax restructuring from a C-Corporation to a Limited Liability Company effective in December 2013.

Subsequent Events
The Company evaluates subsequent events through the date of issuance. This financial statement considered subsequent events through February 26, 2015 the date the financial statements was available to be issued.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying statement of financial condition. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for the statement of financial condition purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Financial Instruments
The Company's financial instruments include cash and trade accounts receivable and payable for which carrying values approximate fair values due to the short maturities of those instruments.

Receivable from clearing organization
The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2014.

Income taxes have not been provided for because the partnership income and credits are passed through to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

The Company files U.S. federal income tax returns and state income tax returns in New York, Florida, and Indiana. Returns filed in these jurisdictions for tax years ended on or after December 31, 2011 are subject to examination by the relevant taxing authorities.

Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 5-7 years.

Off-balance sheet risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2014, the Company was not exposed to such risk.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business. As of December 31, 2014, the Company was not exposed to such risk.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $97,880, which was $72,334 in excess of the minimum amount required.

SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. Receivable from clearing organization

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. Deposit with clearing organization

The Company's clearing organization is Sterne Agee Clearing, Inc. The agreement between the Company and the clearing organization requires that the Company maintain a collateral deposit of $15,000. The collateral deposit balance as of December 31, 2014 is $15,000.

5. Property and equipment

Property and equipment as of December 31, 2014 consist of the following:

Computer equipment and software	$ 9,233
Furniture and fixtures	23,955
	33,188
Less: accumulated depreciation and amortization	6,656
Net property and equipment	$ 26,532

6. Commitments and contingencies

The Company is obligated under a non-cancelable operating lease for its office facility in New York, New York, expiring in 2016. The approximate future minimum lease commitments are as follows:

Years ending December 31,	
2015	$ 138,288
2016	11,563
	$ 149,851